Filed Pursuant to Rule 424(b)(3)

Registration No. 333-196108

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED MARCH 11, 2015

TO PROSPECTUS DATED FEBRUARY 2, 2015

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated February 2, 2015. Unless expressly defined herein, capitalized terms used in this sticker supplement have the same meanings as ascribed to them in the prospectus.

PROSPECTUS SUMMARY

The following information is added at the end of the section under the heading “Medical Office Building” in the section entitled “PROSPECTUS SUMMARY — Properties,” which begins on page 7 of the prospectus.

Properties

Medical Office Buildings

Portfolio Name, Property & Locations	Date Acquired	Capacity (Sq. Footage)	Year Built/ Renovated	Purchase Price (in millions)
Southeast Medical Office Properties UT Cancer Institute Building Knoxville, TN	02/20/15	100,104	2012	$33.7

Novi Orthopaedic Center Novi, MI	02/13/15	65,313	2007	$30.5

BUSINESS

The following supersedes and replaces the first paragraph and the map in the section entitled “BUSINESS — Investments — Locations of Our Assets” on page 83 of the prospectus.

Investments

Locations of Our Assets

As of February 20, 2015, our healthcare investment portfolio consisted of interests in 102 properties, including 55 senior housing communities, 34 medical offices, nine post-acute care facilities and four acute care hospitals. Of our properties held at February 20, 2015, four of our 55 senior housing communities currently have real estate under development, and five properties are owned through unconsolidated joint ventures. The following map reflects the locations of our investments as of February 20, 2015:

The following information is added at the end of the section under the heading “BUSINESS — Properties – Medical Office Buildings,” which begins on page 87 of the prospectus:

Medical Office Buildings

Portfolio Name, Property & Location	Capacity (Sq. Footage)	Operator	Structure	Date Acquired	Encumbrance (in millions)	Purchase Price (in millions)
Southeast Medical Office Properties UT Cancer Institute Building Knoxville, TN	100,104	Meadows & Ohly	Modified Lease	02/20/15	—	$33.7

Novi Orthopedic Center Novi, MI	65,313	Holladay	Modified Lease	02/13/15	—	$30.5

The following supersedes and replaces in its entirety the section entitled “BUSINESS — Material Portfolio Acquisitions — Southeast Medical Office Properties Portfolio,” which begins on page 92 of the prospectus:

Southeast Medical Office Properties Portfolio

On September 18, 2014, through our operating partnership, we entered into nine separate purchase agreements to acquire long-term ground leasehold interests in the land and fee simple interests in the improvements that constitute the following six properties:

Property	Seller
Presbyterian Medical Tower	1718 East Fourth Street, L.P.
Midtown Medical Plaza	1918 Randolph Road, L.P.
Metroview Professional Building	1900 Randolph Road, L.P.
Matthews Medical Office Building	1450 Matthews Township Parkway, L.P.
330 Physicians Center	330 Physicians Center, L.P.
Physicians Plaza Huntersville	10030 Gilead Road L.P.

together with fee simple interests in the land and improvements that constitute the following three properties:

Property	Seller
Outpatient Care Center	MedWest Outpatient Center, L.P.
Spivey Station Physicians Center	Spivey Station Physicians Center I, L.P.
Spivey Station ASC Building	Spivey Station ASC Building, L.P.

In addition to the foregoing leasehold and fee interests, we also received all interests of the sellers in existing tenant leases on all transactions. The acquisition of the foregoing nine properties (collectively, the “Southeast Medical Office Properties”) was consummated on December 22, 2014 for an aggregate purchase price of approximately $238 million, plus standard closing costs, due diligence costs, and legal fees.

On January 9, 2015, our operating partnership entered into an agreement to acquire from UT Cancer Institute Building, LP, an affiliate of the sellers of the Southeast Medical Office Properties, a long-term ground subleasehold interest in the land and a fee simple interest in the improvements that constitute the UT Cancer Institute Building, together with all interests of the seller in existing tenant leases, for a purchase price of approximately $33.7 million. On February 20, 2015 we consummated the acquisition of the UT Cancer Institute Building; and the term “Southeast Medical Office Properties” as used in this prospectus, includes the UT Cancer Institute Building together with the first nine properties acquired in December 2014.

The Southeast Medical Office Properties are located in Georgia, North Carolina and Tennessee. Seven of the ten Southeast Medical Office Properties are physically connected to hospitals, one is adjacent to a hospital, and the remaining two are hub/spoke outpatient centers in design. All of the properties are anchored by major hospital systems or their affiliates, and provide clinical and administrative space for mission-critical hospital providers and services.

Over 69% of the aggregate square footage of the Southeast Medical Office Properties portfolio is leased under long-term leases with affiliated entities of the following health systems: Novant, Duke/LifePoint Health, Floyd Regional Health, Southern Regional Medical Center, and University Health System. Approximately 24% of the remaining leasable square footage of the Southeast Medical Office Properties portfolio is leased by healthcare professionals and other healthcare service providers, and approximately 7% is vacant.

All of the Southeast Medical Office Properties are managed by Meadows & Ohly. Founded in 1972 and based in Atlanta, Georgia, Meadows & Ohly is a full service developer and operator of healthcare real estate across the Southeastern United States. Meadows & Ohly specializes in outpatient centric medical office buildings and is recognized as one of the largest medical office developers and operators in the United States. We are not affiliated with any of the sellers of the Southeast Medical Office Properties, however, all of the sellers are affiliates of Meadows & Ohly.

We financed approximately $142.6 million of the aggregate purchase price of the Southeast Medical Office Properties under a long-term loan with an unaffiliated third party. See “BUSINESS — Borrowings” below.

An investment services fee of approximately $5.0 million in connection with the acquisition of the Southeast Medical Office Properties, which is equal to 1.85% of the purchase price of the properties is payable to our advisor.

There are a number of comparable facilities in the primary market areas for the Southeast Medical Office Properties with which we may compete. We have no plans for material renovations or improvements to any of Southeast Medical Office Properties and believe each is suitable for its intended purpose. We also believe that each of the Southeast Medical Office Properties is adequately covered by insurance.

Subject to final tax assessments for the Spivey Station ASC and the Spivey Station Physician Center properties, the aggregate real estate taxes for the Southeast Medical Office Properties for the year ended December 31, 2014 is approximately $1.45 million.

The following table sets forth the approximate estimated depreciable basis for federal tax purposes in each of the Southeast Medical Office Properties:

ESTIMATED DEPRECIABLE BASIS

Southeast Medical Office Properties	Estimated Depreciable Basis (in millions)
Midtown Medical Plaza	$54.7
Presbyterian Medical Tower	$36.3
Metroview Professional Building	$17.3
Physicians Plaza Huntersville	$30.0
Matthews Medical Office Building	$21.2
Outpatient Care Center	$14.4
330 Physicians Center	$30.1
Spivey Station Physicians Center	$13.8
Spivey Station ASC Building	$18.1
UT Cancer Institute Building	$33.7

PLAN OF DISTRIBUTION

The following supersedes and replaces in its entirety the section entitled “PLAN OF DISTRIBUTION — Discount Procedures,” which begins on page 202 of the prospectus.

Discount Procedures

Subscriptions may be combined for the purpose of determining volume and other discounts described above in the case of subscriptions made by any purchaser, provided all shares are purchased through the same managing dealer, participating broker or registered investment advisor. Further, subscriptions made by a purchaser through separate accounts may also be combined for the purpose of determining volume and other discounts to the extent that the accounts share the same primary account holder, as determined by the account tax identification number, or share the same tax identification number as a beneficiary of the account. The discounts will be prorated among the separate subscribers considered to be a single purchaser. An individual and his or her spouse who purchases our shares for their own accounts will be considered a single purchaser. Subscriptions made through separate accounts will be considered a single purchaser if the accounts have a common primary account holder or account beneficiary, as determined by the tax identification number.

For purposes of applying various discounts, shares purchased pursuant to our distribution reinvestment plan on behalf of a participant in the distribution reinvestment plan will not be combined with other subscriptions for shares by the investor. Further, shares purchased pursuant to the distribution reinvestment plan are not eligible for a volume or any other type of discount referred to in this “PLAN OF DISTRIBUTION” section of the prospectus. See, “SUMMARY OF THE DISTRIBUTION REINVESTMENT PLAN.”

Except as described in the section entitled “SUMMARY OF THE CHARTER AND BYLAWS — Restriction of Ownership,” there are no limits on the number of shares a purchaser may acquire.

Any reduction in selling commissions and/or marketing support fees will reduce the effective purchase price per share but will not alter the proceeds available to us as a result of such sale. For purposes of distributions, investors who receive a discounted purchase price will receive higher returns on their investments in our common stock than investors who do not receive a discounted purchase price.

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